# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Achieve Life Sciences, Inc., CIK 0000949858
CUSIP: 004468500
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 22722 29th Drive SE, Suite 100, Bothell, Washington (WA), 98021
Date of event which requires filing of this statement: 04/17/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001863769

## Reporting persons
- Frazier Life Sciences Public Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,625,788; sole dispositive power 0; shared dispositive power 6,625,788; aggregate amount beneficially owned 6,625,788 (6.5% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based on the sum of (i) 53,239,988 shares of Common Stock outstanding on March 24, 2026, as set forth in the Issuer's Annual Report on Form 10-K filed with the SEC on March 24, 2026, and (ii) 49,418,069 shares of Common Stock sold by the Issuer in a private placement transaction on April 17, 2026, as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on April 16, 2026.
- FHMLSP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,625,788; sole dispositive power 0; shared dispositive power 6,625,788; aggregate amount beneficially owned 6,625,788 (6.5% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based on the sum of (i) 53,239,988 shares of Common Stock outstanding on March 24, 2026, as set forth in the Issuer's Annual Report on Form 10-K filed with the SEC on March 24, 2026, and (ii) 49,418,069 shares of Common Stock sold by the Issuer in a private placement transaction on April 17, 2026, as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on April 16, 2026.
- FHMLSP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,625,788; sole dispositive power 0; shared dispositive power 6,625,788; aggregate amount beneficially owned 6,625,788 (6.5% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based on the sum of (i) 53,239,988 shares of Common Stock outstanding on March 24, 2026, as set forth in the Issuer's Annual Report on Form 10-K filed with the SEC on March 24, 2026, and (ii) 49,418,069 shares of Common Stock sold by the Issuer in a private placement transaction on April 17, 2026, as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on April 16, 2026.
- Frazier Life Sciences XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 61,958; sole dispositive power 0; shared dispositive power 61,958; aggregate amount beneficially owned 61,958 (0.1% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based on the sum of (i) 53,239,988 shares of Common Stock outstanding on March 24, 2026, as set forth in the Issuer's Annual Report on Form 10-K filed with the SEC on March 24, 2026, and (ii) 49,418,069 shares of Common Stock sold by the Issuer in a private placement transaction on April 17, 2026, as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on April 16, 2026.
- FHMLS XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 61,958; sole dispositive power 0; shared dispositive power 61,958; aggregate amount beneficially owned 61,958 (0.1% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based on the sum of (i) 53,239,988 shares of Common Stock outstanding on March 24, 2026, as set forth in the Issuer's Annual Report on Form 10-K filed with the SEC on March 24, 2026, and (ii) 49,418,069 shares of Common Stock sold by the Issuer in a private placement transaction on April 17, 2026, as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on April 16, 2026.
- FHMLS XI, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 61,958; sole dispositive power 0; shared dispositive power 61,958; aggregate amount beneficially owned 61,958 (0.1% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based on the sum of (i) 53,239,988 shares of Common Stock outstanding on March 24, 2026, as set forth in the Issuer's Annual Report on Form 10-K filed with the SEC on March 24, 2026, and (ii) 49,418,069 shares of Common Stock sold by the Issuer in a private placement transaction on April 17, 2026, as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on April 16, 2026.
- Frazier Life Sciences XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 777,090; sole dispositive power 0; shared dispositive power 777,090; aggregate amount beneficially owned 777,090 (0.8% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based on the sum of (i) 53,239,988 shares of Common Stock outstanding on March 24, 2026, as set forth in the Issuer's Annual Report on Form 10-K filed with the SEC on March 24, 2026, and (ii) 49,418,069 shares of Common Stock sold by the Issuer in a private placement transaction on April 17, 2026, as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on April 16, 2026.
- FHMLS XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 777,090; sole dispositive power 0; shared dispositive power 777,090; aggregate amount beneficially owned 777,090 (0.8% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based on the sum of (i) 53,239,988 shares of Common Stock outstanding on March 24, 2026, as set forth in the Issuer's Annual Report on Form 10-K filed with the SEC on March 24, 2026, and (ii) 49,418,069 shares of Common Stock sold by the Issuer in a private placement transaction on April 17, 2026, as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on April 16, 2026.
- FHMLS XII, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 777,090; sole dispositive power 0; shared dispositive power 777,090; aggregate amount beneficially owned 777,090 (0.8% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based on the sum of (i) 53,239,988 shares of Common Stock outstanding on March 24, 2026, as set forth in the Issuer's Annual Report on Form 10-K filed with the SEC on March 24, 2026, and (ii) 49,418,069 shares of Common Stock sold by the Issuer in a private placement transaction on April 17, 2026, as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on April 16, 2026.

## Item 1. Issuer
Name of issuer: Achieve Life Sciences, Inc.
Address of issuer's principal executive offices: 22722 29th Drive SE, Suite 100, Bothell, WA, 98021.

## Item 2. Person Filing
Name of person filing:
The entities filing this statement (collectively, the "Reporting Persons") are:

Frazier Life Sciences Public Fund, L.P. ("FLSPF")
FHMLSP, L.P.
FHMLSP, L.L.C.
Frazier Life Sciences XI, L.P. ("FLS XI")
FHMLS XI, L.P.
FHMLS XI, L.L.C.
Frazier Life Sciences XII, L.P. ("FLS XII")
FHMLS XII, L.P.
FHMLS XII, L.L.C.
Address of principal business office or, if none, residence:
The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Life Sciences Management, L.P.
1001 Page Mill Rd, Building 4, Suite 200B
Palo Alto, CA 94304
Citizenship: The information contained in row 4 of each Reporting Person's cover page to this Schedule 13G is incorporated by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained in row 9 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.

FLSPF directly holds 6,625,788 shares of Common Stock. FHMLSP, L.P. is the general partner of FLSPF and the general partner of FHMLSP, L.P. is FHMLSP, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPF.

FLS XI directly holds 61,958 shares of Common Stock. FHMLS XI, L.P. is the general partner of FLS XI and the general partner of FHMLS XI, L.P. is FHMLS XI, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XI.

FLS XII directly holds 777,090 shares of Common Stock. FHMLS XII, L.P. is the general partner of FLS XII and the general partner of FHMLS XII, L.P. is FHMLS XII, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XII.

The above referenced beneficial ownership and amounts reflected on the cover pages hereto do not include certain prefunded warrants to acquire shares of Common Stock (the "Pre-Funded Warrants") or warrants to acquire shares of Common Stock (the "Common Warrants" and together with the Pre-Funded Warrants, the "Warrants"), the exercise of which is subject to certain beneficial ownership limitations. In this regard, (i) FLSPF holds Pre-Funded Warrants to purchase 89,204 shares of Common Stock and Common Warrants to purchase 6,714,992 shares of Common Stock, (ii) FLS XI holds Pre-Funded Warrants to purchase 834 shares of Common Stock and Common Warrants to purchase 62,792 shares of Common Stock and (iii) FLS XII holds Pre-Funded Warrants to purchase 10,462 shares of Common Stock and Common Warrants to purchase 787,552 shares of Common Stock, each of which cannot be exercised, if, upon giving effect to such exercise, the aggregate number of shares of Common Stock beneficially owned by the holder of such Warrant (together with its affiliates or any other persons acting as a group together with such holder) would exceed 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise.

Except as specifically stated herein, the filing of this Statement shall not be construed as an admission that any Reporting Person or any of the foregoing is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Statement or a member of a "group" with any other person.
Percent of class: The information contained in row 11 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Sole power to vote or to direct the vote: The information contained in row 5 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Shared power to vote or to direct the vote: The information contained in row 6 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Sole power to dispose or to direct the disposition: The information contained in row 7 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Shared power to dispose or to direct the disposition: The information contained in row 8 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Frazier Life Sciences Public Fund, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P., GP of Frazier Life Sciences Public Fund, L.P. (04/24/2026)
- FHMLSP, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P. (04/24/2026)
- FHMLSP, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C. (04/24/2026)
- Frazier Life Sciences XI, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P., GP of Frazier Life Sciences XI, L.P. (04/24/2026)
- FHMLS XI, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P. (04/24/2026)
- FHMLS XI, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C. (04/24/2026)
- Frazier Life Sciences XII, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XII, L.L.C., GP of FHMLS XII, L.P., GP of Frazier Life Sciences XII, L.P. (04/24/2026)
- FHMLS XII, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XII, L.L.C., GP of FHMLS XII, L.P. (04/24/2026)
- FHMLS XII, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XII, L.L.C. (04/24/2026)